UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G
                          (Rule 13d-102)

     Information Statement Pursuant to Rules 13d-1 and 13d-2
            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                          Mark VII, Inc.
                         (Name of Issuer)


                   Common Stock, $.05 par value
                  (Title of Class of Securities)


                           570414 10 2
                          (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]     Rule 13d-1(b)
          [x]     Rule 13d-1(c)
          [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROGER O. BROWN

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)   [ ]

                  (b)   [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  SOLE VOTING POWER
    470,000

6.  SHARED VOTING POWER
    0

7.  SOLE DISPOSITIVE POWER
    470,000

8.  SHARED DISPOSITIVE POWER
    0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    470,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.2%

12. TYPE OF REPORTING PERSON*
    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Mark VII, Inc.

     1(b)  Address of Issuer's Principal Executive Offices:
            965 Ridge Lake Boulevard, Suite 100
            Memphis, Tennessee 38120

Item 2(a)   Name of Person Filing:
            Roger O. Brown

     2(b)  Address of Principal Business Office or, if none,
     Residence:
           Brown & Brown L.L.C.
           225 W. Washington Street
           Suite 1650
           Chicago, Illinois  60606

     2(c)  Citizenship:
           USA

     2(d)  Title of Class of Securities:
           Common Stock, $.05 par value

     2(e)  CUSIP Number:
           570414 10 2

Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
           Not applicable.

Item 4     Ownership:

     4(a)  Amount beneficially owned:
           470,000

      4(b) Percent of Class:
           5.2%

      4(c) Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote:
                 470,000

           (ii)  shared power to vote or to direct the vote:
                 0

           (iii)  sole power to dispose or to direct the
                  disposition of:
                  470,000

           (iv)   shared power to dispose or to direct the
                  disposition of:
                  0

The Reporting Person has sole voting and dispositive power with respect to 470,000 shares of common stock of the Issuer. Such shares are owned as follows: Roger O. Brown Revocable Trust U/A/D 12/16/82 -- 60,000; Barbara E. Brown Revocable Trust U/A/D 12/16/82 -- 40,000; Howard J. Brown Revocable Trust U/A/D 4/19/91 -- 30,000; Elizabeth K. Brown Revocable Trust U/A/D 4/19/91 -- 4,000; I&G Charitable Foundation -- 20,000; G.B. 25 Year Charitable Trust -- 12,000; G.B. 30 Year Charitable Trust -- 12,000; I.B. 15 Year Charitable Trust -- 8,000; I.B. 20 Year Charitable Trust -- 8,000; Marketable Securities LLC -- 160,000; 1335 Foundation -- 4,000; Roger O. Brown Charitable Trust -- 8,000; Childrens Charitable Trust -- 8,000; and Investment Income LLC -- 96,000.

Item 5   Ownership of Five Percent or Less of a Class:
         Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
         Not Applicable.

Item 7   Identification and Classification of the
         Subsidiary which Acquired the Security Being
         Reported on by the Parent Holding Company:
         Not Applicable.

Item 8   Identification and Classification of Members of the
         Group:
         Not Applicable.

Item 9  Notice of Dissolution of Group:
        Not Applicable.

Item 10 Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

As of April 12, 1999

/s/ Roger O. Brown
Roger O. Brown